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Attn:	Eranga Dias

Asia Timmons-Pierce

Mindy Hooker

Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

Re:	Dynasty Parent Co., Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 20, 2024

CIK No. 0002025410

Ladies and Gentlemen:

On behalf of our client, StandardAero, Inc. (formerly known as Dynasty Parent Co., Inc.) (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 4, 2024 (the “Comment Letter”) with respect to the Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted with the Commission by the Company on August 20, 2024. Concurrently with the submission of this letter, the Company has publicly filed the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed August 20, 2024

Key Performance Indicators and Non-GAAP Financial Measures, page 69

1.	Given your response to comment 4 of our letter dated July 5, 2024, please remove your reference to liquidity in the first paragraph on page 70 or explain to us why this disclosure is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 70.

September 6, 2024

2.

We note that within your MD&A discussion, you disclose Total Segment Adjusted EBITDA. We also note your reconciliation of Total Segment Adjusted EBITDA to net income on page 71 and your disclosure that the adjustment for Unallocated Corporate Expenses primarily consists of costs related to executive and staff functions, including information technology, human resources, legal, finance, marketing, corporate supply chain and corporate engineering services finance, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. This measure must comply with the Non-GAAP guidance when it is presented outside the ASC 280 required disclosures in the notes to the financial statements. In this regard, because the adjustment appears to represent normal recurring operating costs of your business, they would not be an appropriate adjustment from the Total Segment Adjusted EBITDA measure when that measure is disclosed within MD&A. See Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations. Please advise or revise to remove this measure from your MD&A section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 71, 72 and 79.

Notes to the Audited Financial Statements

Note 24. Segment Information, page F-50

3.

We note your disclosure in Note 24, that effective May 2024, the Company’s CODM reevaluated how the Company measures performance and allocates resources, and modified the Company’s internal reporting, budgeting and forecasting and the responsibilities of his direct reports. As a result, the Company’s previous Airlines and Fleets, Military, Helicopters and Energy and Business Aviation reportable segments are now combined into a new Engine Services reportable segment. The Company’s Component Repair Services segment remains unchanged. Please provide us more explanation of why you believe it was appropriate to change from 4 reportable segments to 2 reportable segments. As part of your response, please indicate how many operating segments you currently have. In this regard, we note from your disclosure on page 111 that you continue to have a President responsible for each of the three previous segments that have been combined into the Engine Services. Please describe the role of each of these Presidents including who they report to. Also, please describe the nature of any financial information that is created by each of these three businesses, the identity of the person(s) who review this financial information and describe the nature of the financial information that is regularly reviewed by the CODM.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered the provisions of Accounting Standards Codification 280-10-50 when determining its reportable and operating segments. Based on the operational changes to the Company’s business, the level of discrete financial information provided to the Company’s Chief Operating Decision Maker (the “CODM”), the way the CODM views and manages the Company’s business and organizational structure – all as further discussed below – the Company concluded that beginning in the second quarter of 2024, the Company maintained two operating and reportable segments.

September 6, 2024

Beginning in the second quarter of 2024, the Company appointed Kimberly Ernzen as Chief Operating Officer (the “COO”). The scope and accountability of the new COO’s office were expanded to include additional performance objectives of the Company, including the oversight of the end-market-focused segments of Engine Services and Component Repair Services. Along with the onboarding of this new executive, the Company has implemented reporting line changes. The presidents of the four divisons (the “Division Presidents”), who previously reported to the CODM, the Chief Executive Officer (the “CEO”), Russell Ford, now report directly to the COO and the COO reports directly to the CEO.

Prior to the reporting changes, the CODM utilized financial information, including revenue and profitability measures, disaggregated by four divisons. Beginning in May 2024, the information provided to and used by the CODM was revised to reflect the changes in structure and reporting responsibilities to effectively provide the CODM with the information needed to make key business decisions. Consequently, the CODM no longer receives discrete financial information, including profitability information at the divison level. This updated structure better reflects the segmentation of the types of services provided by the Company, where all of the divisons within Engine Services (Airlines & Fleets, Military, Helicopter & Energy, and Business Aviation) primarily provide Maintenance, Repair, and Overhaul (“MRO”) services on whole engines for customers across their respective end markets and have significant commonality across their operations and often shared facilities as compared to the operations within the Component Repair Services segment, which provide repairs to individual piece part components for engines and accessories, primarily for third party customers and with no shared facilities with the divisions within the Engine Services segment.

As a result of the appointment of the new COO and the new reporting line changes, the Company re-evaluated its segment reporting and identified two operating segments, which are also its reportable segments.

The CODM meets with the COO on a regular and as-needed basis to discuss operational issues as well as periodic results of the Company’s two segments in order for the CEO to assess the Company’s performance and determine the allocation of the Company’s resources. The CODM receives monthly financial information relevant to monitoring the Company’s business, which includes data related to actual and projected operating results, cash flows, and liquidity, in addition to non-financial business information. The CODM reviews financial information about the business at both the consolidated and disaggregated level, namely for Engine Services and Component Repair Services. The financial information reviewed by the CODM includes the Company’s consolidated financial statements for annual and interim periods. Additionally, the CODM receives financial information on a monthly basis that includes:

•	A monthly and year-to-date comparison of our consolidated income statement with forecasted results and the actual prior period results.

•	A monthly and year-to-date comparison of revenue, segment adjusted EBITDA, and segment adjusted EBITDA as a percentage of revenue, disaggregated for Engine Services and Component Repair Services.

•	A monthly and year-to-date comparison of consolidated cash flows.

•	A monthly summary of the consolidated financial position, including financial leverage levels and ratios.

•	Revenue results for the month and year-to-date periods for the business units, without any measure of profitability.

September 6, 2024

The COO meets regularly, at a minimum monthly, with the Engine Services Division Presidents and the Component Repair Services Division President to review the performance of the divisions, including financial information at the business unit level comparing revenue, profitability, and financial position against the prior year and forecasted results, as well as operational data. This financial information is separate from, and not presented with, the financial information provided to the CODM. While the similarities of the MRO-focused services within Engine Services were previously discussed, differences exist that necessitate the Company’s designed organizational and reporting structure, notably the differing customer profiles within each division. One of the additional intended impacts of this organizational change was to increase the Division Presidents’ focus on the individual customer subset, thereby enhancing the relationship and service delivery to these customers and strengthen the Company’s position within different customer industries.

*  *  *  *

September 6, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague, Patrick H. Shannon, at (202) 637-1028.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Russell Ford, Dynasty Parent Co., Inc.

Daniel Satterfield, Dynasty Parent Co., Inc.

Patrick H. Shannon, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP

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